UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

TETRA TECHNOLOGIES, INC.

(Exact name of registrant as specified in its charter)

Delaware	74-2148293
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

24955 Interstate 45 North The Woodlands, Texas	77380
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered
Preferred Share Purchase Right	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates:

N/A

(If applicable)

Item 1. Description of Registrant’s Securities to be Registered.

On February 28, 2023, TETRA Technologies, Inc. (the “Company”) entered into the Tax Benefits Preservation Plan (the “Tax Plan”), between the Company and Computershare Trust Company, N.A., as rights agent, and the Board of Directors of the Company (the “Board”) declared a dividend of one Series A Junior Participating Preferred Stock purchase right (the “Rights”) for each outstanding share of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”) under the terms of the Tax Plan. The Rights will be issued to the stockholders of record as of the close of business on March 10, 2023 (the “Record Date”). Initially, each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Company (“Preferred Stock”) at a price of $20.00 per one one-thousandth of a share of Preferred Stock (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in the Tax Plan.

Until the earlier to occur of (i) the tenth business day following the public announcement that a person or group has become an “Acquiring Person” by acquiring or obtaining the right to acquire beneficial ownership of 4.99% or more of the outstanding shares of Common Stock (or the Board becoming aware of an Acquiring Person, as defined in the Tax Plan) or (ii) the tenth business day following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 4.99% or more of the outstanding shares of Common Stock, in each case with certain exceptions (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to Common Stock certificates outstanding as of the Record Date (or any book-entry shares in respect thereof), by such Common Stock certificate (or registration in book-entry form), and the Rights will be transferable only in connection with the transfer of Common Stock. Notwithstanding the foregoing, any person or group that beneficially owns 4.99% or more of the outstanding shares of Common Stock on February 28, 2023 (an “Existing Holder”) will not be deemed an Acquiring Person under the Tax Plan unless and until such person or group acquires beneficial ownership of additional shares of Common Stock representing 2% or more of the shares of Common Stock then outstanding. However, if upon acquiring such additional shares, the Existing Holder does not beneficially own 4.99% or more of the Common Stock then outstanding, the Existing Holder will not be treated as an Acquiring Person for purposes of the Tax Plan. The Board may, in its sole discretion, exempt any person or group from being deemed an Acquiring Person for purposes of the Tax Plan if the Board determines that such person’s or group’s ownership of Common Stock will not jeopardize or endanger the value or availability to the Company of the tax attributes (the “Tax Attributes”), or if the Board in good faith determines that such person shall be an exempt person.

The Tax Plan provides that, until the Distribution Date (or earlier expiration or redemption of the Rights), the Rights will attach to and be transferred with and only with the Common Stock. Until the Distribution Date (or the earlier expiration or redemption of the Rights), new shares of Common Stock issued after the Record Date upon transfer or new issuances of Common Stock will contain a notation incorporating the Tax Plan by reference (with respect to shares represented by certificates) or notice thereof will be provided in accordance with applicable law (with respect to uncertificated shares). Until the Distribution Date (or earlier expiration or redemption of the Rights), the surrender for transfer of any certificates representing shares of Common Stock outstanding as of the Record Date or the transfer by book-entry of any uncertificated shares of Common Stock, will also constitute the transfer of the Rights associated with such shares. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire upon the earliest of: (i) the close of business on February 28, 2026 (the “Final Expiration Date”); (ii) the time at which the Rights are redeemed pursuant to the Tax Plan, (iii) the time at which the Rights are exchanged pursuant to the Tax Plan; (iv) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement as described in the penultimate paragraph of Section 1.3 of the Tax Plan; (v) the close of business on the effective date of the repeal of Section 382 of the Internal Revenue Code if the Board determines that the Tax Plan is no longer necessary or desirable for the preservation of the Tax Attributes; or (vi) the close of business on the first day of a taxable year of the Company following a Board determination that no Tax Attributes may be carried forward or otherwise utilized.

The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights is subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of the Preferred Stock of certain rights or warrants to subscribe for or purchase Preferred Stock at a price, or securities convertible into Preferred Stock with a conversion price, less than the then-current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights is subject to adjustment in the event of a stock dividend on the Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

Shares of Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each share of Preferred Stock will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of the greater of (a) $10.00 per share, and (b) an amount equal to 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Stock will be entitled to a minimum preferential payment of the greater of (a) $10.00 per share (plus any accrued but unpaid dividends), and (b) an amount equal to 1,000 times the payment made per share of Common Stock. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock. Finally, in the event of any merger, consolidation or other transaction in which outstanding shares of Common Stock are converted or exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. These rights are protected by customary antidilution provisions.

Because of the nature of the dividend, liquidation and voting rights of the Preferred Stock, the value of the one one-thousandth interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

In the event that any person or group becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereupon become null and void), will thereafter have the right to receive upon exercise of a Right (including payment of the Purchase Price) that number of shares of Common Stock having a market value of two times the Purchase Price, pursuant to the terms of the Tax Plan.

At any time after any person or group becomes an Acquiring Person but prior to the acquisition by such Acquiring Person of beneficial ownership of 50% or more of the voting power of the shares of Common Stock then outstanding, the Board may exchange the Rights (other than Rights owned by such Acquiring Person, which will have become null and void), in whole or in part, for, among other things, shares of Common Stock or Preferred Stock (or a series of the Company’s preferred stock having equivalent rights, preferences and privileges), at an exchange ratio of one share of Common Stock, or a fractional share of Preferred Stock (or other stock) equivalent in value thereto, per Right (subject to adjustment for stock splits, stock dividends and similar transactions).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock or Common Stock will be issued (other than fractions of Preferred Stock, which may, at the election of the Company, be evidenced by depositary receipts), and in lieu thereof an adjustment in cash will be made based on the current market price of the Preferred Stock or the Common Stock.

At any time prior to the earlier of (i) the tenth business day after the Stock Acquisition Date, as defined in the Tax Plan, and (ii) the Final Expiration Date, the Board may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”) payable, at the option of the Company, in cash or such other form of consideration as the Board shall deem appropriate. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may amend the Tax Plan in any manner. After the Rights are no longer redeemable, the Company may amend the Tax Plan in any manner that does not (i) adversely affect the interests of holders of the Rights as such (other than the Acquiring Person or any associate or affiliate thereof) and (ii) cause the Rights again to become redeemable or cause the Tax Plan again to become amendable as to an Acquiring Person (or any associate or affiliate thereof).

Until a Right is exercised or exchanged, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Rights are in all respects subject to and governed by the provisions of the Tax Plan. The foregoing summary provides only a general description of the Tax Plan and does not purport to be complete. The Tax Plan, which specifies the terms of the Rights and includes as Exhibit A the Form of Certificate of Designation of Series A Junior Participating Preferred Stock of the Company and as Exhibit B the Form of Right Certificate, is attached to this registration statement on Form 8-A as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibits.

Item 2. Exhibits.

The following list of exhibits includes both exhibits submitted with this report and those incorporated by reference to other filings:

Exhibit Number	Exhibit Description

3.1	Certificate of Designation of Series A Junior Participating Preferred Stock, as filed with the Secretary of State of the State of Delaware on March 1, 2023.

4.1	Tax Benefits Preservation Plan, dated as of February 28, 2023, between TETRA Technologies, Inc. and Computershare Trust Company, N.A., as rights agent.

SIGNATURES

Pursuant to the requirements of the Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized.

TETRA Technologies, Inc.

By:	/s/ Brady M. Murphy
Name:	Brady M. Murphy
Title:	President and Chief Executive Officer

Date: March 1, 2023